November 10, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Karina Dorin

Re:	U.S. Energy Corp.
Registration Statement on Form S-1 (as amended)
File No: 333-249738

Acceleration Request

Request Date: Thursday, November 12, 2020

Request Time: 9:00 a.m. Eastern Time (or as soon thereafter as practicable)

Dear Ms. Dorin:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, U.S. Energy Corp. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1, as amended (File No. 333-249738), to become effective on Thursday, November 12, 2020, at 9:00 a.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant hereby authorizes David M. Loev and/or John S. Gillies of The Loev Law Firm, PC, to orally modify or withdraw this request for acceleration. Please contact Mr. Loev at (832) 930-6432, or Mr. Gillies at (832) 380-4730, with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

U.S. Energy Corp.

By:	/s/ Ryan L. Smith
Name:	Ryan L. Smith
Title:	Chief Executive Officer